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                              February 16, 2024

       Nick Bhargava
       Executive Vice President
       Groundfloor Finance Inc.
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Finance
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 5
                                                            Filed February 5,
2024
                                                            File No. 024-12013

       Dear Nick Bhargava:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A POS filed February 5, 2024

       General

   1. We note that in the Project Summary description boxes you refer to the October 4, 2022
                                                        PQA. Please revise to
reference the most recent offering circular for the offering contemplated.
   2. We note that in the Project Summary you have several LROs relating to the same property. Please
clarify whether these LROs will be offered concurrently. Please also clarify whether prior
LROs relating to the same property were offered immediately upon qualification of the
post qualification amendment. To the extent that you will not offer all
                                                        LROs upon commencement
of the offering, it appears you are attempting to conduct this offering on a delayed
basis which is not consistent with Rule 251(d)(3)(i)(F) of Regulaton
                                                        A. Please revise or
advise.
 Nick Bhargava
FirstName LastNameNick
Groundfloor Finance Inc. Bhargava
Comapany16,
February  NameGroundfloor
            2024           Finance Inc.
February
Page 2 16, 2024 Page 2
FirstName LastName
3. We note the disclosure in Part 1 Item 4 that the estimated portion of aggregate sales attributable to securities that may be sold pursuant to any other qualified offering statement concurrently with securities being sold under this offering statement is
         $1565280.00. Please advise the staff to what this dollar amount provided refers to, given the removal from qualification of the unsold qualified securities or revise.
4. We note that in "Incorporation by Reference of Offering Circular" you incorporate by reference to the amended Form 1-A filed October 22, 2022 "to the extent not otherwise modified or replaced by offering circular supplement and/or post-qualification amendment." Please advise how this complies with General Instruction III of Form 1-
         A. In addition, we note that you incorporate by refence to Form 1-SA covering the periods ending July 21, 2023 and July 31st 2022. Please revise to provide the correct dates.
5. Please revise to clearly disclose those LROs that were previously qualified, were not sold, and are being withdrawn from the offering in this post-qualification amendment. To the extent an LRO was partially sold, please clearly disclose the amount not sold.
6. We note the "new" auto-invest feature on the Groundfloor website. Please provide clear disclosure of this auto-invest feature, including whether this includes rollovers.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Brian Korn